SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 22, 2004

                           Commission File No. 1-14838

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                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated April 22, 2004 announcing Rhodia's additional divestitures.



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                                 [Rhodia logo]


                                                                   PRESS RELEASE


                    RHODIA ANNOUNCES ADDITIONAL DIVESTITURES

Paris, April 22, 2004 - Rhodia today announced several developments regarding its divestiture program:

     o Divestiture of its 50% share in the Chilean company Extractos Naturales Gelymar SA to Sintex SA and Algina Inversion SA. Sintex SA and Algina Inversion SA currently own 50% of Gelymar,

     o The signing of an exclusive agreement with Thermphos to negotiate the sale of Rhodia's European specialty phosphates business,

     o The signing of an agreement in principal for the sale of its Rhodia Research property in Aubervilliers, outside Paris, to the Compagnie des Entrepots et Magasins Generaux de la Ville de Paris
          (EMGP).

          The specialty phosphates and Rhodia Research property divestitures should be finalized during the second quarter 2004.

With these three new transactions, together with Rhodia's divestiture of its food ingredients business to Danisco, expected to be finalized in May 2004, and with the sale of its stake in Baikowski Chimie, announced February 19, Rhodia will have achieved approximately 400 million euros in divestitures during the first semester of 2004.


The Group confirms its objective of achieving more than 700 million euros of proceeds from disposals in 2004

                                  *     *     *

      o Divestitures of Rhodia's 50% share in the Chilean company Extractos Naturales Gelymar


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          In line with the Group's divestiture of its food ingredients business,
          Rhodia announced the sale of its 50% share in the Chilean company Extractos Naturales Gelymar SA to Sintex SA and Algina Inversion SA, who currently own the remaining 50% of Gelymar.

          Extractos Naturales Gelymar SA, posted a turnover of $16.9 million in 2003 and is an important Chilean producer and distributor of carrageenans, seaweed extracts used as texturing agents in the food industry.

          Algina is today the most important producer of cold water red seaweed for carrageenan in the world, and Sintex continues to develop as a leader in specialty chemicals in Chile with subsidiaries in Argentina, Brazil, Venezuela and China.


     o Agreement to negotiate exclusively the sale of Rhodia's European Specialty Phosphates business

          Following the formalization of an offer by the Dutch company Thermphos International, Rhodia announced today that the two companies have entered into exclusive negotiations concerning the sale of Rhodia's European Specialty Phosphates business. This business, which employs approximately 270 people, generated net sales of 75 million euros in 2003. It produces and sells phosphates for use in a wide variety of applications, including food, pharmaceuticals, detergents, water and metal treatment.

          The two parties expect to reach an agreement during the second quarter of 2004.

          This operation is the first step in the divestiture of Rhodia's Specialty Phosphates business, as announced in February 2003. Rhodia also is proceeding with the sale of its North American specialty phosphates business.

          Thermphos International, a subsidiary of Khazphos Group produces and sells phosphorus and phosphorus derivatives. Its principal place of business is in Vlissingen, in the Netherlands. It also has production sites in Germany, France, Argentina and China. Worldwide, Thermphos employs over 900 people and generated sales of 280 million euros in 2003. With this operation, Thermphos confirms its strategic commitment to the specialty phosphates market.


     o Agreement in principal for the sale of the Rhodia Research property in Aubervilliers

          Rhodia announced the signing of an agreement in principal for the sale of its Rhodia Research property located in Aubervilliers, outside Paris to the Compagnie des Entrepots et Magasins Generaux de la Ville de Paris (EMGP). The transaction is expected to be finalized during the second quarter.

          This sale, which is accompanied by a commercial lease for nine years, will enable Rhodia to obtain value from its asset, taking advantage of very favorable conditions in the Paris real estate market.


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          EMGP is a real estate company that is part of the Group Caisse des
          Depots, that is developing a system of tertiary parks around Paris. EMGP had sales of 60.8 million euros in 2003.

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This press release is available on Rhodia's corporate website at: www.rhodia.com
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Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
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Anne-Laurence de Villepin       [telephone icon] +33 1 55 38 40 25

Investor Relations
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Nicolas Nerot                   [telephone icon] +33 1 55 38 43 08



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                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: April 22, 2004                            RHODIA

                                                By:    /s/ PIERRE PROT
                                                       ------------------
                                                Name:  Pierre PROT
                                                Title: Chief Financial Officer



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